EXHIBIT 11 - COMPUTATION RE: EARNINGS PER SHARE

                                          1995            1994              1993
Primary:
Average shares outstanding              2,833,330       2,835,000       2,835,000
Net effect of options                       2,115              85               0
Total                                   2,835,445       2,835,085       2,835,000
Net Income                              8,071,000       6,971,000       6,519,000
Earnings Per Share                          $2.85           $2.46           $2.30

Fully Diluted:
Average shares outstanding              2,833,330       2,835,000       2,835,000
Net effect of options                       2,492              85               0
Total                                   2,835,822       2,835,085       2,835,000
Net Income                              8,071,000       6,971,000       6,519,000
Earnings Per Share                          $2.85           $2.46           $2.30